UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                  HACH COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    40450410
                                 (CUSIP Number)

                                John P. O'Mahoney
                           Lawter International, Inc.
                   990 Skokie Boulevard, Northbrook, IL 60062
                                 (847) 498-4700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 26, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40450410

1       NAME OF REPORTING PERSON/S. S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON:   Lawter International, Inc./36-1370818
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        a       ( )     b       ( )
3       SEC USE ONLY
4       SOURCE OF FUNDS:        WC/00
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         PURSUANT
TO ITEM 2(d) OR 2(e): ( )
6       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON    WITH:
7       SOLE VOTING POWER:                      3,157,220
8       SHARED VOTING POWER:            0
9       SOLE DISPOSITIVE POWER:         3,157,220
10      SHARED DISPOSITIVE POWER:               0
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   PERSON:
3,157,220
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES:
( )
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     27.8%
14      TYPE OF REPORTING PERSON:       CO

CUSIP NO. 40450410

Introduction

This Amendment No. 8 relates to the Schedule 13D filed on January 4, 1985, by Lawter International, Inc. ("Lawter"), with respect to the shares of the Common Stock, $1.00 par value (the "Common Stock"), of Hach Company, a Delaware corporation (the "Company"), as previously amended (the "Schedule 13D"). All terms used herein, unless otherwise defined, shall have the same meaning as in the Schedule 13D. This Amendment supplements the aforementioned Schedule 13D and should be read in conjunction therewith.
Item 4. Purpose of Transaction.

On June 26, 1997, Lawter and the Company entered into a Purchase and Standstill Agreement and Mutual Release (the "Agreement") pursuant to which Lawter agreed to sell all of its 3,157,220 shares of Company Common Stock (the "Lawter Shares"), which constitute approximately 27.8% of the issued and outstanding shares of Common Stock of the Company, and the Company agreed to purchase the Lawter Shares, for a purchase price of $19 per share or a total of $59,987,180 for all of the Lawter Shares (the "Purchase Price"). The closing of the transaction is scheduled to take place on or prior to July 8, 1997 (the "Closing Date"), subject to certain customary closing conditions. A copy of the Agreement is set forth as Exhibit 2 to this Amendment and is incorporated herein by this reference.
The Agreement provides that, for a period of ten years, Lawter shall be subject to certain standstill provisions relating to the Company. Such provisions include, but are not limited to, Lawter's agreement not to (a) acquire, directly or indirectly, any beneficial ownership of any common stock or other securities of the Company; (b) participate in any "solicitation" of "proxies" as defined in Rule 14a-1 of the Exchange Act of 1934; (c) make any statement or proposal with respect to a merger, sale or transfer of assets, recapitalization or other extraordinary corporate transaction with regard to the Company; or (d) seek to exercise control over the Company.
The Agreement allows for an adjustment to the Purchase Price in the event there is a Change of Control of the Company (as defined in the Agreement) on or prior to September 30, 1998 and as a result of such Change of Control any stockholder of the Company receives cash of more than $19 per share for their Common Stock of the Company. At the closing of any such transaction, the Company will pay to Lawter in cash an amount equal to (x) the difference between the greatest amount per share received by the stockholders of the Company in such transaction and the amount of the Purchase Price paid per share for the Lawter Shares pursuant to the Agreement times (y) 3,157,220.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the provisions of the Agreement between Lawter and the Company set forth in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.                    Page
                                                            Number

1.      Press Release dated June 26, 1997.                    6

2.      Purchase and Standstill Agreement and Mutual
        Release, dated June 26, 1997.                         7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LAWTER INTERNATIONAL, INC.


                               By:     /s/ John P. O'Mahoney
                                       ---------------------
                                       John P. O'Mahoney
                                       Chairman and Chief Executive Officer

June 27, 1997